                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-05535




Prospectus Supplement No. 4, dated November 12, 1997
         (To Prospectus dated April 1, 1997, as supplemented on April 29, 1997, May 15, 1997 and August 20, 1997)








                                   [AAI LOGO]


                       Applied Analytical Industries, Inc.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)




         On November 11, 1997, the Company issued a press release reporting certain financial and other information for the quarter ended September 30, 1997. A copy of such press release is attached.

[PR NEWSWIRE Logo]                                            NEWSFAX

                    Applied Analytical Industries, Inc. (AAI)
                    Announces Third Quarter Financial Results

         WILMINGTON, N.C., Nov. 11 /PRNewswire/ -- Applied Analytical Industries, Inc. (NASDAQ: AAII) today announced financial results for the third quarter and nine months ended September 30, 1997.

         Net sales for the third quarter of 1997 rose 35% to $14.0 million from net sales of $10.4 million reported in the third quarter of 1996. The Company had a net loss for the third quarter of 1997 of $1.2 million, or $0.07 per share, versus net income of $0.8 million, or $0.06 per share for the same period a year ago. Quarterly net sales of the Company's core fee-for-service business increased by 25% to $12.6 million in 1997 from $10.1 million for the same period of 1996.

         For the nine months ended September 30, 1997 net sales were $45.0 million, an increase of 44% from the net sales of $31.2 million reported for the same period in 1996. Net income was $0.3 million, or $0.02 per share, versus $2.2 million, or $0.18 per share in the first nine months of 1996. Net sales of the Company's fee-for-service business increased by 39% to $41.6 million in 1997 from $29.9 million in 1996.

         Dr. Sancilio, Chairman and CEO, stated that AAI's third quarter was dominated by the impact of business combination discussions which were terminated mid-quarter. These discussions resulted in the suspension of new licensing activities, operational inefficiencies and increased expenses related to both deal costs and management disruption during the negotiations. The negative impact of these discussions was partially offset by a $1 million payment to LAB, resulting in a net pre-tax credit to other income of $400,000; however, such credit does not reflect the operational inefficiencies or the opportunities missed had management been focused on other business. Expenses in the third quarter were also impacted by increased Research and Development costs, unusual executive separation costs, and accruals related to the Company's decision to divest itself of certain previously disclosed commercial paper investments.

         The demand for AAI's services is strong with service estimate requests for the third quarter of 1997 up 152% over the third quarter of 1996. In response to the demand growth, AAI has been aggressively hiring and training scientists for the U.S. operations. The Company stated that the staff build-up and training associated with meeting demand growth caused temporary operating inefficiencies and higher costs in the third quarter of 1997. The Company has taken steps to reallocate resources, including re-deploying 40 scientists and staff to revenue-producing related functions to meet client demand without increasing costs or negatively affecting the Company's Research and Development program.

         The Company's U.S. Operations had third quarter licensing revenues of $524,000 compared to $312,000 for the third quarter of 1996. European dossier licenses contributed $880,000 for the 1997 quarter. On a year-to-date basis, the U.S. Operations had licensing revenues of $1.6 million compared to $1.2 million for 1996, while the European dossier licenses have contributed $1.8 million to 1997. Full U.S. licensing activities were resumed in the fourth quarter.

         AAI invested $2.4 million, up 70% quarter to quarter, in its Research and Development program. Dr. Sancilio stated that "spending of 17% of net sales on R&D is significantly higher than the planned 10% expenditure, but this was necessary to advance several projects into the clinical stages." Dr. Sancilio also said that he expects to manage R&D spending levels by the end of the year to reflect a 12% target. The Company expects that this accelerated R&D expenditure will result in two additional drug submissions in the fourth quarter of 1997. The year-to-date spending in R&D has increased 80% to $5.8 million in 1997 compared to $3.2 million in 1996.

         Significant recent achievements include:

         -- Hiring of Dr. Werner Gorlich as the President of European
            Operations

         -- Hiring of Frances Sakers as the Chief Operating Officer of
            U.S. Operations

         -- Hiring of Dr. Edgar Fenzl as the Chief Operating Officer of
            European Operations

         -- Approval of a Nifedipine sustained release product in Germany

         -- FDA approval of Methazolamide ANDA

         -- Completed the upgrade of Information Technology infrastructure within the U.S. Operations

         In closing, Dr. Sancilio said "The third quarter of 1997 presented unique challenges to AAI's management team. Transitioning from a domestic to an international development company, with highly recognized scientific leadership has been completed. Significant costs and inefficiencies associated with the transition are behind us now and we look forward to resuming our eighteen year trend of success."

         AAI is a leading pharmaceutical contract research and development organization (CRO) providing product development and support services to the pharmaceutical and biotechnology industries. The Company offers seamless outsourcing through integrated pharmaceutical services. Additionally, through its own internal drug development program, AAI leverages its expertise to generate revenue by licensing internally developed drugs and drug technologies to pharmaceutical client companies worldwide.

         Information in the press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the ability of acquired businesses to be integrated with AAI's operations, actual operational performance, the ability to maintain large client contracts, and other items that may cause the actual results to differ materially, which may be discussed in the Company's recent Form 10-Q filings, its registration statement on Form S-1, as amended, and other filings with the Securities and Exchange Commission.

                                     (more)

                       Applied Analytical Industries, Inc.
                   Condensed Consolidated Statement of Income
                    (In thousands, except per share amounts)
                                   (Unaudited)

                                              Three months ended             Nine months ended
                                                 September 30,                 September 30,
                                              1997           1996           1997           1996
                                            --------       --------       --------       --------
Net sales                                   $ 14,021       $ 10,396       $ 45,010       $ 31,170

Operating costs and
expenses
   Cost of sales                               7,994          4,194         23,051         13,010
   Selling                                     2,268          1,448          5,932          4,575
   General and                                 4,022          2,016         11,237          6,672
   administrative
   Research and                                2,379          1,398          5,750          3,189
   development
                                              16,663          9,056         45,970         27,446

Income (loss) from                            (2,642)         1,340           (960)         3,724
operations
Other income                                     494            (40)         1,466            (61)
(expense), net
Income (loss before                           (2,148)         1,300            506          3,663
income taxes
Provision for income                            (984)           501            177          1,468
taxes
Net (loss) income                           $ (1,164)      $    799       $    329       $  2,195
Earnings (loss) per                         $  (0.07)      $   0.06       $   0.02       $   0.18
share
Weighted average
shares outstanding                            16,519         13,484         16,457         12,444

SOURCE   Applied Analytical Industries, Inc.

         -0-                                11/11/97

         /CONTACT: Bill Underwood, Executive Vice President, Corporate Development, or Pamela S. Dietze, Investor Relations Coordinator, Applied Analytical Industries, Inc., 910-392-1606/ (AAII)

                                       -0-